UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2015.
OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934.

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
200 First Stamford Place
Stamford, CT 06902

Audited Financial Statements and Supplemental Schedule Cenveo 401(k) Savings and Retirement Plan Year Ended December 31, 2015 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Table of Contents

Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Cenveo 401(k) Savings and Retirement Plan (Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PKF O’Connor Davies, LLP
Harrison, New York
June 28, 2016

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
ASSETS

Investments, at fair value	$254,580,903	$279,440,670
Investments, at contract value	52,765,734	56,267,484
Total investments	307,346,637	335,708,154

Receivables
Notes receivable from participants	8,470,723	8,424,201
Employee contributions	288,192	461,147
Employer contributions	242,506	—
Total receivables	9,001,421	8,885,348
Non-interest bearing cash	985	602
Total assets	316,349,043	344,594,104

LIABILITIES
Accrued expenses	21,864	42,429
Net Assets Available for Benefits	$316,327,179	$344,551,675

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
ADDITIONS
Contributions
Employer	$242,506
Employee	14,145,837
Rollover	783,404
Total contributions	15,171,747

Investment income
Net depreciation in fair value of investments	(4,450,163)
Interest and dividend income	4,974,311
Total investment income	524,148
Other income	38,015
Total additions	15,733,910

DEDUCTIONS
Distributions to participants	43,336,996
Administrative expenses	621,410
Total deductions	43,958,406
Net decrease	(28,224,496)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	344,551,675

End of year	$316,327,179

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994, and is a profit sharing plan, with a deferral feature, of Cenveo, Inc. ("Company"). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). All Plan assets are held by the Plan's trustee, Transamerica Retirement Solutions ("Transamerica"). Transamerica acquired the defined contribution services of Mercer, the Plan's former trustee, during 2015.

Nonunion and certain eligible union employees that are not leased employees and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period, become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004. Additionally, the Plan provides automatic annual increases in contributions equal to 1% of employee compensation.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service ("IRS"). Participants who have attained the age of 50 before the end of the Plan year are eligible to make a catch up contribution. Participants may also contribute amounts representing rollover distributions from qualified retirement plans. The Company makes non discretionary matching contributions to the Plan in accordance with their respective union agreements. The Company may make discretionary matching contributions for nonunion employees who are active as of December 31 and have completed 1,000 hours of service or terminated during the year after reaching age 65 or due to death or disability.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses, which are paid by the plan. Allocations are based on participant earnings, account balances or specific participant transactions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Notes Receivable from Participants

Under the current Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested interest in their account. Such loans bear interest at the prime rate (as published in The Wall Street Journal) as of the first business day of the month in which the loan is made plus 1%. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their unpaid principal balance with their respective interest rates and due dates.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or if their account balance is greater than $5,000, they can leave their account balance in the Plan until normal retirement age. The Plan provides for hardship distributions if certain conditions are met.

Forfeitures

Upon termination by a participant, Company contributions that have not vested are forfeited and used to offset future administrative expenses or Company contributions. At December 31, 2015, and 2014, forfeited non-vested non-participant directed accounts totaled $538,180 and $1,188,404, respectively. During 2015, Company contributions were reduced by $507,194 and administrative expenses were reduced by $142,075 from forfeited non-vested accounts.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Risk and Uncertainties

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds, Cenveo common stock or common/collective trusts. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurement

The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan's mutual funds and common stock are recorded in the financial statements at fair value based on published market values. All common/collective trusts, except for the Putnam Stable Value Fund, are valued at the net asset value ("NAV") of units held by the common/collective trust. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Putnam Stable Value Fund is valued at contract value which represents contributions plus earnings, less participant withdrawals and administrative expenses. Purchases and sales are recorded on a trade-date basis. Interest income is on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are recorded at their unpaid principal balance plus any accrued but unpaid interest, and are classified as notes receivable from participants. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Fees related to the administration of the notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net depreciation in fair value of investments.

Recently Issued Accounting Pronouncements

During 2015, the Plan adopted Accounting Standards Update ("ASU") No. 2015-07 Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirements to categorize within the fair value hierarchy alternative investments where fair value is measured using the NAV per share as a practical expedient.

During 2015, the Plan adopted ASU No. 2015-12 (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which provides that: (i) fully benefit-responsive investment contracts will be stated and disclosed at contract value; (ii) eliminates the disclosure to report individual investments that represent 5 percent or more of a plan's net assets available for benefits; and (iii) eliminates the disclosure for net appreciation (depreciation) for investments by general type and classes of assets on the basis of nature, characteristics and risk.

Plan management has early adopted each of these ASUs, and the related presentation and disclosure provisions are reflected in the Plan's financial statements. Adoption of the guidance was applied retrospectively and did not have an effect on the carrying value of the investments or the Plan's net assets available for benefits.

3.           Income Tax Status

The Plan has received a determination letter from the IRS dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely then not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations prior to December 31, 2012.

4.           Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,450,163 for the year ended December 31, 2015.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

Fully Benefit-Responsive Investment Contracts

At December 31, 2015 and 2014, the Plan invested in a fully benefit-responsive investment contract called the Putnam Stable Value Fund. This fund maintains its contributions in a common/collective trust and is recorded at contract value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment in these funds at contract value.

5.           Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value

The following table summarizes the fair value hierarchy of the Plan's investments as of December 31, 2015, for those investments subject to categorization within such hierarchy:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Other Investments Measured at NAV	Total
Common/collective trusts	$—	$—	$—	$149,801,353	$149,801,353
Mutual Funds	102,854,205	—	—	—	102,854,205
Common stock	1,925,345	—	—		1,925,345
Total investments, at fair value	$104,779,550	$—	$—	$149,801,353	$254,580,903

The following table summarizes the fair value hierarchy of the Plan's investments as of December 31, 2014, for those investments subject to categorization within such hierarchy:

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Other Investments Measured at NAV	Total
Common/collective trusts	$—	$—	$—	$162,596,069	$162,596,069
Mutual funds	112,373,204	—	—	—	112,373,204
Common stock	4,471,397	—	—	—	4,471,397
Total investments, at fair value	$116,844,601	$—	$—	$162,596,069	$279,440,670

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. As discussed in Note 2, investments that are measured using the NAV practical expedient are not classified within the fair value hierarchy.

6.           Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. The Plan held 2,210,499 shares and 2,129,237 shares of the Company’s common stock with fair values of $1,925,345 and $4,471,397 as of December 31, 2015, and 2014, respectively.

A separate account is maintained by Mercer which receives payments from certain funds pursuant to a written agreement with the Company. Under the agreement, the Company can use the amounts in the account to pay for administrative expenses incurred by the Plan. The account is not considered a Plan asset. Any unused amounts may be deposited in the Plan and allocated to participants. These transactions are considered allowable party-in-interest transactions. During 2015, $81,694 was used to reduce administrative expenses.

7.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2015	2014
Net assets available for benefits per the financial statements	$316,327,179	$344,551,675
Deemed distributions	(1,111,369)	(1,111,941)
Net assets available for benefits per the Form 5500	$315,215,810	$343,439,734

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Distributions to participants per the financial statements	$43,336,996
Change in deemed distributions	(572)
Distributions to participants per the Form 5500	$43,336,424

8.           Subsequent Events

The Plan evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

Cenveo 401(k) Savings and Retirement Plan

Supplemental Schedule December 31, 2015

	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	EIN#: 84-1250534 Plan #: 001

		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(e) Current
			Value
	Mutual Funds:
	Janus Global Bond Fund N Shares	24,970 shares	$233,968
	Cohen & Steers Real Assets Fund Class I	13,893 shares	111,281
	Federated Total Return Bond Fund	2,068,287 shares	22,027,255
	Harbor International Fund	320,840 shares	19,067,533
	Harding Loevner International Small Company Fund	25,810 shares	346,117
	Neuberger & Berman Genesis Fund	129,960 shares	6,635,745
	Neuberger Berman Emerging Markets Equity Fund	13,642 shares	191,939
	RS Select Growth Fund Class Y	164,241 shares	7,303,790
	T. Rowe Price Institutional Large Cap Core Growth Fund	1,252,776 shares	34,526,501
	TCW Emerging Markets Income Fund	7,310 shares	54,605
	Vanguard Extended Market Index Fund	194,330 shares	12,355,471
*	Cenveo Common Stock	2,210,499 shares	1,925,345
	Common/Collective Trusts:
	Northern Trust S&P 500 Index Fund	245,300 units	52,852,234
	Putnam Stable Value Fund	52,765,734 units	52,765,734
	State Street Global Advisors Target Retirement Fund	352,676 units	5,217,843
	State Street Global Advisors Target Retirement 2015 Fund	314,795 units	5,567,788
	State Street Global Advisors Target Retirement 2020 Fund	953,052 units	17,878,308
	State Street Global Advisors Target Retirement 2025 Fund	1,007,472 units	19,596,331
	State Street Global Advisors Target Retirement 2030 Fund	691,442 units	13,768,691
	State Street Global Advisors Target Retirement 2035 Fund	464,970 units	9,311,485
	State Street Global Advisors Target Retirement 2040 Fund	287,548 units	5,775,697
	State Street Global Advisors Target Retirement 2045 Fund	138,704 units	2,782,120
	State Street Global Advisors Target Retirement 2050 Fund	114,230 units	2,290,531
	State Street Global Advisors Target Retirement 2055 Fund	32,637 units	448,755
	Wellington Quality Value CIF II Portfolio Fund	953,469 units	14,311,570
			307,346,637
*	Notes Receivable from Participants	4.25% - 11.00%**	8,470,723
			$315,817,360
	* Represents a party-in-interest as defined by ERISA
	** Maturing from January 2016 through November 2035

See report of independent registered public accounting firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2016	Cenveo 401(k) Savings and Retirement Plan

/s/ Scott J. Goodwin
Scott J. Goodwin
Chief Financial Officer